Issuer Free Writing Prospectus
Pricing Term Sheet	Filed Pursuant to Rule 433
Dated January 24, 2013	Registration Statement No. 333-186157
Supplementing the Preliminary
Prospectus Supplement dated January 23, 2013
(To Prospectus dated January 23, 2013)

Auxilium Pharmaceuticals, Inc.
1.50% Convertible Senior Notes due 2018

The information in this pricing term sheet relates to Auxilium Pharmaceuticals, Inc.’s offering (the “Offering”) of its 1.50% Convertible Senior Notes due 2018 and should be read together with the preliminary prospectus supplement dated January 23, 2013 relating to the Offering (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and the base prospectus dated January 23, 2013, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-186157. The Issuer has increased the size of the Offering to $325,000,000 (or $350,000,000 if the underwriters’ option to purchase additional Notes is exercised in full).  The final prospectus supplement relating to the Offering will reflect conforming changes relating to such increase in the size of the Offering.

Issuer:	Auxilium Pharmaceuticals, Inc., a Delaware corporation.

Ticker / Exchange for Common Stock:	AUXL / The NASDAQ Global Select Market (“NASDAQ”).

Securities Offered:	1.50% Convertible Senior Notes due 2018 (the “Notes”).

Aggregate Principal Amount Offered:

$325,000,000 aggregate principal amount of Notes (or $350,000,000 aggregate principal amount if the underwriters’ option to purchase an additional $25,000,000 principal amount of Notes is exercised in full).

Maturity Date:	July 15, 2018, unless earlier converted.

Interest Rate:	1.50% per annum, accruing from the Settlement Date.

Interest Payment Dates:	January 15 and July 15 of each year, beginning on July 15, 2013.

Public Offering Price:	100% of the principal amount of the Notes plus accrued interest, if any, from the Settlement Date.

NASDAQ Last Reported Sale Price on January 24, 2013:	$18.24 per share of the Issuer’s common stock.

Conversion Premium:	Approximately 32.5% above the NASDAQ Last Reported Sale Price on January 24, 2013.

Initial Conversion Price:	Approximately $24.17 per share of the Issuer’s common stock.

Initial Conversion Rate:	41.3770 shares of the Issuer’s common stock per $1,000 principal amount of Notes.

Use of Proceeds:

The Issuer estimates that the net proceeds from the Offering will be approximately $314.5 million (or approximately $338.7 million if the underwriters exercise their option to purchase additional Notes in full), after deducting underwriters’ discounts and commissions and estimated offering expenses payable by the Issuer.  The Issuer has entered into convertible note hedge transactions with one or more of the underwriters or their respective affiliates or other financial institutions (the “hedge counterparties”).  The Issuer also has entered into warrant transactions with the hedge counterparties.  The Issuer intends to use approximately $26.5 million of the net proceeds from the Offering to pay the cost of the convertible note hedge transactions (after such cost is partially offset by the proceeds to the Issuer from the sale of the warrant transactions).  The Issuer intends to use the remainder of the net proceeds from the Offering for general corporate purposes, which may include the acquisition (including by merger, purchase, license or otherwise) of businesses, products, product rights or technologies.

If the underwriters exercise their option to purchase additional Notes, the Issuer may sell additional warrants and use a portion of the net proceeds from the sale of the additional Notes, together with the proceeds from the sale of the additional warrants, to enter into additional convertible note hedge transactions and for general corporate purposes, which may include the acquisition (including by merger, purchase, license or otherwise) of businesses, products, product rights or technologies.

Public Offering Price, Underwriting Discount and Proceeds:	The following table shows the Public Offering Price, underwriting discounts and commissions and proceeds before expenses to the Issuer.

		Per Note	Total
	Public Offering Price(1)	$1,000	$325,000,000
	Underwriting discounts and commissions	$30	$9,750,000
	Proceeds, before expenses, to the Issuer	$970	$315,250,000

(1) Plus accrued interest, if any, from the Settlement Date.

The estimated expenses of the Offering payable by the Issuer, exclusive of underwriting discounts and commissions, are approximately $800,000.

Convertible Note Hedge and Warrant Transactions:

In connection with the pricing of the Notes, the Issuer entered into convertible note hedge transactions with the hedge counterparties. The Issuer also entered into warrant transactions with the hedge counterparties. The convertible note hedge transactions are expected generally to reduce the potential dilution and/or offset potential cash payments the Issuer is required to make in excess of the principal amount upon conversion of the Notes in the event that the market price per share of the Issuer’s common stock, as measured under the terms of the convertible note hedge transactions, is greater than the strike price of the convertible note hedge transactions, which initially corresponds to the conversion price of the Notes and is subject to anti-dilution adjustments substantially similar to those applicable to the conversion rate of the Notes. If, however, the market price per share of the Issuer’s common stock, as measured under the terms of the warrant transactions, exceeds the strike price of the warrants, there would nevertheless be dilution to the extent that such market price exceeds the strike price of the warrants.

Trade Date:	January 25, 2013.

Settlement Date:	January 30, 2013.

CUSIP:	05334D AA5

ISIN:	US05334DAA54

Joint Book-Running Managers:	Goldman, Sachs & Co. J.P. Morgan Securities LLC

Co-Managers:	Cowen and Company, LLC RBC Capital Markets, LLC

Adjustment to Conversion Rate Upon a Make-Whole Fundamental Change:

The following table sets forth the number of additional shares of the Issuer’s common stock, if any, to be added to the conversion rate per $1,000 principal amount of Notes for conversions in connection with a “make-whole fundamental change” (as defined in the Preliminary Prospectus Supplement):

Stock Price

Effective Date	$18.24	$19.00	$20.00	$21.00	$22.00	$23.00	$24.17	$25.00	$27.50	$30.00	$35.00	$40.00	$50.00	$60.00	$75.00
January 30, 2013	13.4475	12.8834	11.4982	10.2873	9.2114	8.2780	7.2979	6.7022	5.1830	4.0310	2.4697	1.5334	0.6614	0.2660	0.0339
January 15, 2014	13.4475	12.7602	11.3372	10.0828	8.9891	8.0292	7.0337	6.4284	4.8963	3.7465	2.2201	1.3397	0.5532	0.2194	0.0258
January 15, 2015	13.4475	12.5899	11.0972	9.7970	8.6753	7.6841	6.6692	6.0528	4.5037	3.3681	1.8974	1.0859	0.4258	0.1622	0.0142
January 15, 2016	13.4475	12.3475	10.7792	9.4221	8.2424	7.2120	6.1729	5.5421	3.9872	2.8692	1.4838	0.7802	0.2922	0.1029	0.0021
January 15, 2017	13.4475	11.9986	10.2921	8.8276	7.5698	6.4888	5.4102	4.7593	3.2059	2.1421	0.9341	0.4265	0.1558	0.0472	0.0000
January 15, 2018	13.4475	11.2878	9.2693	7.5652	6.1336	4.9360	3.7938	3.1317	1.6875	0.8601	0.2112	0.1139	0.0289	0.0000	0.0000
July 15, 2018	13.4475	11.2545	8.6229	6.2420	4.0775	2.1012	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•                  If the stock price is between two stock prices in the table above or the effective date is between two effective dates in the table above, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates based on a 365-day year, as applicable.

•                  If the stock price is greater than $75.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate.

•                  If the stock price is less than $18.24 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of Notes exceed 54.8245, subject to adjustment in the same manner as the conversion rate as set forth under “Description of Notes—Conversion Rights—Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

Changes to Information in the Preliminary Prospectus Supplement

The following changes are made to the information set forth in the Preliminary Prospectus Supplement, and will be reflected in the final prospectus supplement for the Offering:

•                  Each of the three references to “50 scheduled trading days” under “Description of Notes—Conversion Rights—Conversion upon Specified Corporate Events” in the Preliminary Prospectus Supplement will be replaced by references to “70 scheduled trading days”.

•                  Each reference in the Preliminary Prospectus Supplement to a “40 trading day observation period” (or substantially similar language) or to the “40 consecutive trading days during the relevant observation period” (or substantially similar language) (including, without limitation, in the second and third bullet points in the fourth paragraph under “Description of Notes—Conversion Rights—Settlement upon Conversion” in the Preliminary Prospectus Supplement and in the definition of “daily VWAP” set forth in the seventh paragraph under “Description of Notes—Conversion Rights—Settlement upon Conversion” in the Preliminary Prospectus Supplement) will be replaced by references to a “60 trading day observation period” (or substantially similar language) or to the “60 consecutive trading days during the relevant observation period” (or substantially similar language), as the case may be.

•                  The definition of “daily settlement amount” under “Description of Notes—Conversion Rights—Settlement upon Conversion” in the Preliminary Prospectus Supplement will be replaced in its entirety with the following:

“The ‘daily settlement amount’, for each of the 60 consecutive trading days during the observation period, shall consist of:

•                                          cash equal to the lesser of (i) the maximum cash amount per $1,000 principal amount of notes to be received upon conversion as specified (or deemed specified) in the notice specifying our chosen settlement method (the “specified dollar amount”), divided by 60 (such quotient, the “daily measurement value”) and (ii) the daily conversion value; and

•                                          if the daily conversion value exceeds the daily measurement value, a number of shares equal to (i) the difference between the daily conversion value and the daily measurement value, divided by (ii) the daily VWAP for such trading day.”

•                  The definition of “daily conversion value” under “Description of Notes—Conversion Rights—Settlement upon Conversion” in the Preliminary Prospectus Supplement will be replaced in its entirety with the following:

“The ‘daily conversion value’ means, for each of the 60 consecutive trading days during the observation period, 1/60th of the product of (1) the conversion rate on such trading day and (2) the daily VWAP on such trading day.”

•                  The definition of “observation period” under “Description of Notes—Conversion Rights—Settlement upon Conversion” in the Preliminary Prospectus Supplement will be replaced in its entirety with the following:

“The ‘observation period’ with respect to any note surrendered for conversion means:

•                                          if the relevant conversion date occurs prior to January 15, 2018, the 60 consecutive trading day period beginning on, and including, the third trading day immediately succeeding such conversion date; and

•                                          if the relevant conversion date occurs on or after January 15, 2018, the 60 consecutive trading days beginning on, and including, the 62nd scheduled trading day immediately preceding the maturity date.”

•                  Each reference in the Preliminary Prospectus Supplement to the aggregate principal amount of the Notes as $200,000,000 plus an additional $30,000,000 if the underwriters’ option to purchase additional Notes is exercised in full will be replaced by $325,000,000 and $25,000,000, respectively.

Conforming changes to those set forth above are made to the information set forth in the Preliminary Prospectus Supplement and will be reflected in the final prospectus supplement relating to the Offering.

The Issuer has filed a registration statement (including the Preliminary Prospectus Supplement, dated January 23, 2013, and an accompanying prospectus, dated January 23, 2013) with the Securities and Exchange Commission, or SEC, for the Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the accompanying prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies may be obtained from Goldman, Sachs & Co., Attention: Prospectus Department, 200 West Street, New York, New York 10282, by calling 1-866-471-2526 or by e-mailing

prospectus-ny@ny.email.gs.com or J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717 or by calling 1-866-803-9204.

This communication should be read in conjunction with the Preliminary Prospectus Supplement, dated January 23, 2013, and the accompanying prospectus, dated January 23, 2013. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying prospectus. Terms used but not defined herein have the meanings given in the Preliminary Prospectus Supplement.

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